EXHIBIT 99.1

Clementia Reports 2017 Operating Results and Business Highlights

Enrollment Underway in Palovarotene Phase 3 MOVE Trial for Fibrodysplasia Ossificans Progressiva (FOP)

On-track to Enroll First Patient in Palovarotene Phase 2 MO-Ped Trial for Multiple Osteochondromas (MO) this Quarter

MONTREAL, Feb. 28, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today reported financial results for the fourth quarter and full-year ended December 31, 2017 and provided an update on recent corporate and clinical developments.

“Since our transition into a publicly traded company last August, we made significant progress with our palovarotene clinical programs, which have the opportunity to be the first treatments in two rare and severely disabling bone disorders,” commented Clarissa Desjardins, Ph.D., chief executive officer of Clementia. “The initiation of the Phase 3 MOVE Trial marks the first-ever registration study for the treatment of individuals with FOP, and we are on-track to initiate enrollment in the first-ever clinical trial in individuals with MO in the first quarter. These studies represent critical steps forward for Clementia and our transformation into a late-stage company that plans to bring our products to market ourselves. Palovarotene has the potential to change the way individuals with these debilitating bone disorders are treated, and we will continue working closely with patients and investigators around the world to advance these important studies.”

Recent Corporate Highlights

  In December 2017, Clementia enrolled the first patient in its Phase 3 MOVE Trial, which is evaluating palovarotene, a retinoic acid receptor gamma agonist (RARγ), for the treatment of patients with FOP. The MOVE Trial is an international, multi-center, single-treatment arm study designed to support the registration of palovarotene in this indication.
  In January 2018, Clementia announced the appointment of industry veteran Pierre Legault, MBA, CA, CPA, to its board of directors. Mr. Legault is an accomplished leader in the biopharmaceutical industry with a proven track record serving as chief executive officer or chief financial officer, leading corporate and business development and creating significant value for a premier set of international biopharmaceutical companies. In addition to Mr. Legault’s appointment, Clementia today announced that David Mott, who has served on the company’s board of directors since 2015, has stepped down from the board effective February 27, 2018.

Upcoming Milestones

  Clementia remains on track to enroll the first patient in its global Phase 2 MO-Ped Trial of palovarotene for the treatment of patients with MO in the first quarter of 2018.
  The company anticipates reporting preliminary results from the Part B open-label extension portion of its ongoing Phase 2 study of palovarotene in FOP in the second quarter of 2018.

Fourth Quarter and Year End 2017 Financial Results (all amounts are presented in U.S. dollars)

  Cash: As of December 31, 2017, Clementia had cash and investments of $141.2 million.
  Research and development (R&D) expenses: R&D expenses were $10.6 million and $27.4 million, respectively, for the fourth quarter and year ended December 31, 2017, compared to $5.3 million and $16.9 million, respectively, for the same periods in 2016. Increases in R&D expenses were primarily due to clinical costs associated with palovarotene for FOP, including initiation of the MOVE Trial and related milestone payments to licensors; costs associated with palovarotene for MO, including preparatory activities for the MO-Ped Trial; pre-clinical research activities to support future ocular studies; and increased personnel and related expenses to support the company’s clinical development strategy.
  General and administrative (G&A) expenses: G&A expenses were $2.4 million and $9.3 million, respectively, for the fourth quarter and year ended December 31, 2017, compared to $0.8 million and $3.4 million, respectively for the same periods in 2016. Increases in G&A expenses were primarily due to costs associated with its initial public offering, pre-commercial activities and personnel-related expenses due to the increase in headcount to support the growth of the company.
  Net Loss: Clementia reported net losses for the fourth quarter and year ended December 31, 2017 of $11.8 million ($0.37 per share) and $115.5 million ($7.93 per share), respectively, compared to $48.4 million ($20.57 per share) and $57.5 million ($24.46 per share), respectively, for the same periods in 2016. The decrease in net loss quarter over quarter and the increase in net loss year over year were largely driven by non-cash financial expenses primarily due to the re-measurement at fair value of the preferred shares embedded derivative in 2017 as compared to 2016. With the successful completion of the company’s IPO in August 2017, all classes of preferred shares have been converted into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and the accretion expense has ended in the third quarter of 2017.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP), with additional clinical studies planned in multiple osteochondromas (MO, also known as hereditary multiple exostoses) and other diseases. For more information, please visit www.clementiapharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Chelcie Lister
THRUST Investor Relations
+1-910-777-3049

Clementia Pharmaceuticals Inc.
Consolidated Statements of Financial Position (unaudited)
As at (in US dollars)	December 31, 2017	December 31, 2016
Assets
Current assets
Cash	$36,230,343	$9,434,495
Short-term investments	30,000,000	30,000,000
Interest receivable	575,499	307,579
Sales tax and other receivables	94,497	90,966
Income tax and tax credits receivable	977,901	139,223
Prepaid expenses	3,798,882	652,158
Total current assets	71,677,122	40,624,421

Non-current assets
Long-term investments	75,000,000	-
Property and equipment	33,084	38,163
Intangible assets	1,715,192	894,584
Total non-current assets	76,748,276	932,747

Total assets	$148,425,398	$41,557,168

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,718,666	$4,521,537
Income taxes payable	-	2,176
Total current liabilities	6,718,666	4,523,713
Long
Non-current liabilities
Preferred shares	-	67,880,952
Embedded derivatives	-	117,824,611
Total non-current liabilities	-	185,705,563

Total liabilities	$6,718,666	190,229,276

Equity
Common shares	230,659,692	272,391
Contributed surplus	2,659,348	498,471
Deficit	(91,612,308)	(149,442,970)
Total equity	141,706,732	(148,672,108)
Total equity and liabilities	$148,425,398	$41,557,168

Clementia Pharmaceuticals Inc.
Consolidated Statements of Net Loss and Comprehensive Loss (unaudited)
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(in US dollars)	2017	2016	2015

Expenses

Research and development expenses	$27,405,648	$16,851,974	$14,396,563
Tax credits	(1,237,028)	(139,212)	(165,124)
	26,168,620	16,712,762	14,231,439

General and administrative expenses	9,287,036	3,405,615	5,478,833

Interest income	(1,082,030)	(398,559)	(109,670)
Financial expenses	80,437,802	37,645,707	56,140,121

Net loss before income taxes	114,811,428	57,365,525	75,740,723

Income tax expense	643,765	146,454	156,220

Net loss and comprehensive loss	($115,455,193)	($57,511,979)	($75,896,943)

Basic and diluted loss per share	($7.93)	($24.46)	($33.06)

Weighted average number of outstanding basic and diluted shares	14,560,482	2,351,347	2,295,402

Clementia Pharmaceuticals Inc.
Consolidated Statements of Cash Flows (unaudited)
(in US dollars)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Operating activities
Net loss	($115,455,193)	($57,511,979)	($75,896,943)
Adjusting items
Interest income recognized in net loss	(1,082,030)	(398,559)	(109,670)
Depreciation of property and equipment	25,297	35,055	14,506
Amortization of intangible assets	179,392	137,526	134,258
Transaction costs recognized in net loss	35,175	-	819,271
Embedded derivative loss recognized in net loss	77,902,663	33,982,042	52,563,759
Accretion of preferred shares	2,479,162	3,742,178	2,378,992
Share-based compensation	2,180,915	174,419	164,456
Net foreign exchange (gain) loss	(40,913)	(82,589)	382,982
Income tax expense recognized in net loss	643,765	146,454	156,220
Income taxes paid	(392,620)	(98,218)	(296,630)
Tax credit	(330,000)	-	-
Net changes in working capital
Sales tax and other receivables	3,641	(48,207)	24,435
Income tax and tax credits receivable	(761,999)	238,690	(85,360)
Prepaid expenses	(3,146,724)	350,129	65,757
Accounts payable and accrued liabilities	2,193,009	504,976	2,060,688
Net operating cash flows	(35,566,460)	(18,828,083)	(17,623,279)
Investing activities
Interest income received	814,110	95,526	105,124
Acquisition of short-term investments	(134,000,000)	(40,000,000)	(40,000,000)
Maturity of short-term investments	59,000,000	10,000,000	40,000,000
Acquisition of property and equipment	(20,218)	(27,918)	(48,855)
Acquisition of intangible assets	(1,000,000)	-	(116,276)
Net investing cash flows	(75,206,108)	(29,932,392)	(60,007)
Financing activities
Issuance of common shares	31,588	-	50,256
Proceeds of IPO	137,865,000	-	-
Issuance costs – IPO	(10,236,593)	-	-
Issuance of Preferred Shares	10,000,080	-	73,182,730
Issuance costs – Preferred Shares	(129,520)	-	(2,561,518)
Net financing cash flows	137,530,555	-	70,671,468
Net (decrease) increase in cash	26,757,987	(48,760,475)	52,988,182
Cash, beginning of year	9,434,495	58,106,885	5,503,938
Effect of exchange rate fluctuations on cash held	37,861	88,085	(385,235)
Cash, end of year	$36,230,343	$9,434,495	$58,106,885